December 14, 2007



United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D. C.  20549



               RE:  Mortgage Assistance Center Corporation
                    Form 10-KSB / Supplemental Response for Fiscal Year Ended December 31, 2006
                    Filed September 30, 2007
                    Form 10-QSB for the Quarter Ended
                    June 30, 2007
                    Filed August 20, 2007
                    File No. 000-21627


Gentlemen:

     In response to your letter to the Company dated November 30, 2007, we have prepared for your consideration the following responses to your comments.

     Form 10-KSB for Fiscal Year Ended December 31, 2006
     ---------------------------------------------------

     Notes to Consolidated Financial Statements
     ------------------------------------------

     Note 2-Summary of Significant Accounting Policies
     -------------------------------------------------

     General
     -------


     1. We have reviewed your response to our prior comment two, noting you record revenue for services provided to "maximize the value of the assets." Please provide a detailed discussion of type of services you provide, how the services impact the assets and cite the specific authoritative literature you utilized to support your accounting treatment.

          Response: For most of the portfolio assets, the Company has entered into a "Servicing Agreement" with the joint venture or third party investor which provides for a standard service fee per month to be charged in return for the Company performing certain professional services in order to maximize the value of the note and/or underlying real estate. For mortgage notes, these services include, but are not limited to: (1) converting the loans from non-performing to performing status, (2) receiving and processing payments (2) performing title and other legal work, (3) payment of taxes, (4) reselling the notes in the secondary market, etc. and/or, if necessary, (5) initiating foreclosure and eviction procedures. In the case of properties that have been foreclosed and eviction has been completed, the Company may refurbish and/or rehabilitate the home, provide insurance coverage, continue to keep taxes current, and perform market evaluations and property appraisals in order to market and either rent, lease, or resell the properties at wholesale or retail.

          Income recognition for service fees are governed generally by Financial Accounting Concepts No. 5, paragraphs 83 and 84, which refer in general to revenues being recognized when both "realizable" and "earned." In accordance with the terms of the servicing agreements that have been entered into between the Company and the investors, the Company recognizes income each month it performs the services provided for in the agreement.

          As we indicated in our previous response, we do not believe that the provisions of SFAS No. 140 are applicable due to the fact that the Company is not assuming responsibility for the repayment of the obligations of the notes or properties it services, and has no control over the portfolio assets collateralizing the notes.

          Note 6 - Portfolio Assets, page F-21
          ------------------------------------

     2. We have reviewed your response to our prior comment four and note that your response does not address our comment in its entirety. Please revise your document to provide the disclosures required by paragraph .13(a)(4), .13(c) and .13(d) of SOP 01-6.

          Response: The Company believes that the loans that it acquires have more of the characteristics of "inventory" as opposed to "loans receivable" due to the fact that all of the loans are non-performing (delinquent) and the loans are acquired for resale, not for income or investment purposes. However, the following explanations address the specific sections identified in your comment letter:

               Paragraph 13(a)(4) - Since the Company only purchases non-performing notes, it does not classify them as "loan or trade receivables, but as "portfolio assets" for resale; therefore, whatever payments may be received during the period the assets are held by the Company are recorded as a reduction in the cost basis of the asset, not as income.

               Paragraph 13(c)(1) - As noted above, the Company does not expect to receive any income; therefore, none is accrued. Any payments that are received are applied as a reduction in the cost basis of the asset. All portfolio assets remain on nonaccrual status during the entire period they are held by the Company.

               Paragraph 13(c)(2) - A provision for impairment is made each year based on historical experience; and portfolio assets are reviewed on a quarterly basis and written off when it is determined that there is no longer any market value of the asset. Market value is defined as the market value of the note or the net expected realizable value of the underlying real estate (market value less taxes, foreclosure costs, eviction costs, etc.).

               Paragraph 13(c)(3) - All notes purchased are non-performing; however, the Company would consider any note for which payments were made for a period of four months, and for which a loan modification agreement was signed, to be considered a performing loan and accounted for in a manner consistent with the applicable guidelines.

               Paragraph 13(d) - This section is not applicable since the Company does not have any gains or losses on sales of loans or trade receivables. "Sales of portfolio assets" and "Cost of portfolio assets sold" are presented separately on the Company's income statement.

          Note 16 - Common Stock Warrants, page F-33
          ------------------------------------------

     3. We have reviewed your response to our prior comment five and it appears that you have classified the warrants issued in conjunction with the Series A preferred stock as equity. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. In addition, per review of Exhibit 3.01 of your Form 8-K filed on December 6, 2006, the preferred stock appears to be redeemable at the option of the company and convertible under a trigger event. It would appear that the discount from the value of the preferred stock assigned to the warrants would need to be accreted back over the period in which the preferred stock can be redeemed. This accretion would be accounted for as a deemed dividend to the preferred stock and impact the net loss available to common stock when determining earnings per share. Please advise or revise.


          Response: We considered guidance in EITF 00-19 in our proposed accounting for the warrants issued in conjunction with the Series A preferred stock. We have concluded that the portion of the proceeds of the preferred stock issuance allocated to the warrants was appropriately classified as equity rather than as a liability. This determination was based on the following:

          1) Per paragraph 3 of EITF 00-19, the Issue applies to free-standing instruments; in our situation, the warrants in question were imbedded in the Series A Preferred Stock and Common Stock Warrant Purchase Agreement (the "Agreement"). Therefore, in our opinion, EITF 00-19 is not applicable.

          2) In any event, the warrants issued would be classified as equity based on two provisions of the EITF. Per paragraph 7 of the EITF, as the Agreement does not provide the Investors with an option for a net cash settlement, the value assigned to the warrants was appropriately treated as equity. Second, per paragraph 14 of the EITF, as the Agreement permits the Company to settle in unregistered shares, equity treatment is appropriate.


          The second part of your comment refers to the discount from the value of the preferred stock assigned to the warrants being accreted back "over the period in which the preferred stock can be redeemed." We believe that if accretion is required, it should be over the period of time from the issuance date of the preferred stock (11/30/06) through the date which the preferred stock can first be redeemed (11/30/13), a seven year period.

          Compliance with this requirement necessitates reclassifying the carrying value of the preferred stock on the balance sheet from its par value ($1,500) to its assigned value at issuance ($160,530). The deemed dividend at December 31, 2007 would be $15, 946 (1/84 of $1,339,470). The amount to accreted back over the seven year period would be $1,339,470 ($1,500,000 - $160,530).

          We have attached a proposed amended balance sheet (see Exhibit A) and statement of stockholders' equity (see Exhibit B) for December 31, 2006 to illustrate the required changes. There would be no effect on the amount of the reported net loss per share for the year ended
          December 31, 2006. However, if this response is approved, we would amend the loss per share disclosures on the consolidated statement of operations to state that the basic and fully diluted loss per common share was calculated on net loss and cumulative but undeclared dividends on preferred stock, as well as deemed dividends (accretion of discount) on preferred stock. In addition, the footnote disclosure detailing the computation of net loss per share would be revised to include both preferred stock dividend amounts to arrive at the net loss available to common shareholders.

     Form 10-QSB for the Quarter Ended June 30, 2007
     -----------------------------------------------

     Item 3. Controls and Procedures
     -------------------------------

     4. Please describe the basis for your officers' conclusions that your disclosure controls and procedures are effective considering you have identified material weaknesses in your disclosure controls.

     5. We note that your response to our prior comment nine did not address our comment in its entirety, therefore it is being partially re-issued. We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

          Response: We have revised and marked the changes on our proposed "Item 3 - Controls and Procedures" (see Exhibit C) that we believe addresses your noted concerns.

          Based on our prior discussions, we would like to wait for a response from the Commission on the adequacy of the proposed revisions prior to amending the Company's Form 10-KSB for the year ended December 31, 2006, the Form 10-QSB for the quarter ended March 31, 2007 and the Form 10-QSB for the quarter ended June 30, 2007 to reflect the changes resulting from the Commission's comments. However, if necessary, we will be prepared to submit to you a marked draft of the proposed amended filings.

          Mortgage Assistance Center Corporation understands it is responsible for the adequacy and accuracy of its disclosures in its filings with the Securities and Exchange Commission. We further understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If there are any additional questions or comments, please contact the Company's Chief Financial Officer, Richard Coleman, at 214-635-3750.


                                                         Sincerely,


                                                         /s/ Ronald Johnson
                                                         ------------------
                                                         Ronald E. Johnson
                                                         Chief Executive Officer

                                                                       Exhibit A

                     Mortgage Assistance Center Corporation
                           Consolidated Balance Sheets
                           December 31, 2006 and 2005




LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                 2006            2005
                                                                                              (Restated)
                                                                             ------------    ------------

Current Liabilities:
 Notes payable-individuals and others                                        $  1,522,315    $  1,794,288
 Current portion of mortgages payable                                              24,400          10,100
 Accounts payable-trade                                                            58,794         183,405
 Accounts payable-other                                                           182,507         289,784
 Accrued fees and wages                                                           182,532          13,675
 Accrued stock-based  compensation                                                 95,947            --
 Other accrued liabilities                                                        169,068         215,551
                                                                              ------------    ------------

     Total Current Liabilities                                                  2,235,563       2,506,803

                                                                             ------------    ------------
Long-term Debt:
 Notes payable-individuals and others                                           1,492,768         639,105
 Note payable-stockholder                                                            --            60,574
 Mortgages payable, less current portion                                        1,036,360       1,061,504

                                                                             ------------    ------------

     Total Long-Term Debt                                                       2,529,128       1,761,183
                                                                             ------------    ------------

Minority Interests                                                              5,466,543         691,453
                                                                             ------------    ------------

     Total Liabilities                                                         10,231,234       4,959,439
                                                                             ------------    ------------


Stockholders' Equity  (Deficit):
 Series A convertible preferred stock ($0.001 par value;
  3,000,000 shares authorized; 1,500,000 shares issued
  and outstanding; aggregate liquidation preference
  of $1,500,000; $12,500 cumulative undeclared dividends)                         176,476            --
Common stock ($0.001 par value, 50,000,000 shares
 authorized, 12,725,124 shares issued and outstanding)                             12,726          12,726
Additional paid-in capital                                                      2,306,437         173,663
Retained earnings (deficit) after December 31, 2004                            (3,518,248)     (1,508,073)
                                                                             ------------    ------------
                                                                               (1,022,609)     (1,321,684)
Subscriptions issuable                                                            344,460         102,160
                                                                             ------------    ------------
     Total Stockholders' Equity (deficit)                                        (678,149)     (1,219,524)
                                                                             ------------    ------------

     Total Liabilities and Stockholders' Equity                              $  9,553,085    $  3,739,915
                                                                             ============    ============



                                                                       EXHIBIT B



                     MORTGAGE ASSISTANCE CENTER CORPORATION

         Amended Statements of Changes in Stockholders' Equity (Deficit)

                     Years Ended December 31, 2006 and 2005



                                  Series A          Common Stock           Additional
                                 Preferred          ------------             paid-in      Accumulated    Subscriptions
                                   Stock        Shares       Par Value       capital         deficit       issuable        Total
                                -----------   -----------   -----------   ------------    ------------    -----------   -----------

Balances at
   December 31, 2004            $      --      12,625,124   $    12,626   $ 23,971,949    $(23,798,786)   $     2,160   $   187,949

Issuances of common stock
   for legal services                  --         100,000           100            500            --             --             600

Stock issuable to fund
   partnership investment              --            --            --             --              --          100,000       100,000

Quasi-reorganization
   effective
   December 31, 2004                   --            --            --      (23,798,786)     23,798,786           --            --

Net loss for the year                  --            --            --             --        (1,508,073)          --      (1,508,073)
                                -----------   -----------   -----------   ------------    ------------    -----------   -----------


Balances at
   December 31, 2005                   --      12,725,124        12,726        173,663      (1,508,073)       102,160    (1,219,524)

Stock issuable to fund
   retirements
   of notes payable                    --            --            --             --              --          242,300       242,300

Issuance of preferred
   stock with warrants
   attached net of
   issuance costs of
   $86,985                                            --            --            --             --              --             --
      Preferred stock
        @ $0.001 par
        value per share             160,530          --            --             --              --             --         160,530
      Common Stock Warrants            --            --            --        1,252,485            --             --       1,252,485

Deemed dividend (accretion of
   discount) on Preferred Stock      15,946          --            --          (15,946)           --             --            --

Stock-based compensation expense       --            --            --          896,235            --             --         896,235

Net loss for the year                  --            --            --             --        (2,010,175)          --      (2,010,175)
                                -----------   -----------   -----------   ------------    ------------    -----------   -----------


Balances at
       December 31, 2006        $   176,476    12,725,124   $    12,726   $  2,306,437    $ (3,518,248)       344,460   $  (678,149)
                                ===========   ===========   ===========   ============    ============    ===========   ===========


Item 3.  Controls and Procedures


During the reporting period ended, June 30, 2007, the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and the Chief Financial Officer, of the effectiveness, design and operation of the disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), which disclosure controls and procedures are designed to insure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods specified by the SEC's rules and forms. During this evaluation, management identified the following weakness in its disclosure controls and procedures - the Company did not have adequately designed procedures that provided senior management, including the Company's Chief Executive Officer, information regarding certain operational aspects related to the Company's joint ventures. These weaknesses were discovered in April, 2007, by the Company's new Chief Financial Officer during an evaluation of the Company's real estate portfolio transactions and it is believed that these weaknesses first began in 2006. While the Company's management believes that it has corrected these weaknesses in its disclosure controls and procedures by creating additional levels of review and approval of acquisitions and sales of portfolio assets, management is currently unable to estimate, with reasonable certainty, the possible loss, or range of loss, if any, for the previously unknown control weaknesses. While the Company does not, at this time, believe that the ultimate resolution of these operational issues will necessitate any adjustments with respect to the Company's current or previously issued financial statements, it is reasonably possible that there may be a material adverse effect on the Company's financial position and results of operations, both in the near and long term.


The internal investigation is ongoing, and the Company's executive management and legal counsel are working expeditiously to complete the internal investigation as soon as practicable. The Company's management will then complete a qualitative assessment of all identified issues and determine the resulting effects, including possible monetary effects, of the issues under investigation.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.


Solely as a result of the material weakness discussed above, management concluded that the Company's disclosure controls and procedures were not effective during the entire period ending June 30, 2007; however, as a result of the changes made upon the discovery of such weakness, the Chief Executive Officer and the Chief Financial Officer concluded that, as of June 30, 2007, the Company's disclosure controls and procedures were effective at that reasonable assurance level described above in timely alerting them to material information.

Other than the identification and corrective action taken during the quarter with respect to the material weakness discussed above, there was no change in internal control over financial reporting during the quarter ended June 30, 2007, that materially affected, or is reasonably likely to materially affect internal control over financial reporting.